SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Equinix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

2944U106

(CUSIP Number)

Pek Siok Lan
Vice President, Legal
STT Communications Ltd
51 Cuppage Road
# 10-11/17, StarHub Center
229469 Singapore
Telephone (65) 6723 8668
Facsimile (65) 6720 7277

Copy to:

Michael Sturrock
Latham & Watkins
80 Raffles Place, #14-20
UOB Plaza 2
Singapore 048624
Telephone (65) 536 1161
Facsimile (65) 536 1171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box ☐ .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2944U106	13D	Page 3 of 20 Pages

1		NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TEMASEK HOLDINGS (PRIVATE) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		6,715,950

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

6,715,950

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,715,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8%

14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 4 of 20 Pages

1		NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SINGAPORE TECHNOLOGIES PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		6,704,232

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

6,704,232

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,704,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%

14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 5 of 20 Pages

1		NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		6,704,232

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

6,704,232

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,704,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%

14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 6 of 20 Pages

1		NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

STT COMMUNICATIONS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		6,704,232

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

6,704,232

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,704,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%

14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 2944U106	13D	Page 7 of 20 Pages

1		NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

i-STT INVESTMENTS PTE LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		6,704,232

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

6,704,232

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,704,232

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%

14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This filing amends and restates the statement on Schedule 13D filed by STT Communications, Ltd on October 11, 2002.

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Equinix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 2450 Bayshore Parkway, Mountain View, CA 94043.

Item 2. Identity and Background

     The name, address, place of organization and principal business of the persons filing this statement (the “Reporting Persons”) are set forth below:

Temasek Holdings (Private) Limited (“Temasek”)
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard,
Singapore 238891
(a Singapore company)
Principal business of Temasek: Investment holding company.

Singapore Technologies Pte Ltd (“STPL”)
51 Cuppage Road
#09-01 Starhub Centre
Singapore 229469
(a Singapore company)
Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

Singapore Technologies Telemedia Pte Ltd (“STT”)
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT: Strategic media and telecommunications services, investment holding and management services.

STT Communications Ltd (“STT Comm”)
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STT Comm: Information/communications services and investment holding.

i-STT Investments Pte Ltd (“i-STTI”)
51 Cuppage Road #10-11/17
StarHub Centre

Singapore 229469
(a Singapore company)
Principal business of i-STT Investments: Investment holding.

     i-STTI is a wholly-owned subsidiary of STT Comm. STT Comm is a 99% owned subsidiary of STT, which is a wholly-owned subsidiary of STPL. STPL is an indirect, wholly-owned subsidiary of Temasek. STT Comm, STT, STPL and Temasek shall together sometimes be referred to herein as the Singapore Parent Entities.

     Information regarding the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto.

     During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 (including Schedule A) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On December 31, 2002, STT Comm, the Issuer, Eagle Panther Acquisition Corp., a Delaware corporation, Eagle Jaguar Acquisition Corp., a Delaware corporation, i-STT Pte Ltd, a corporation organized under the laws of the Republic of Singapore and a wholly-owned subsidiary of STT Comm (“i-STT”), Pihana Pacific, Inc., a Delaware corporation (“Pihana”), and Jane Dietze, as representative of the stockholders of Pihana (the “Pihana Stockholders”), consummated a business combination (the “Combination”), upon the terms and subject to the conditions set forth in the Combination Agreement dated October 2, 2002 (the “Combination Agreement”), pursuant to which, among other things, STT Comm exchanged the capital stock of i-STT for 1,084,686 shares of Common Stock and 1,868,667 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Preferred Stock,” and, together with the Common Stock, the “Shares”). Each share of Preferred Stock is convertible into one share of Common Stock, subject to adjustment upon the occurrence of certain events. The Shares were issued to and are held of record by i-STTI.

     In connection with the Combination Agreement, the Issuer and STT Comm executed a securities purchase agreement (the “Securities Purchase Agreement”) whereby STT Comm agreed to purchase $30,000,000 aggregate principal amount of convertible secured promissory notes of the Issuer (“Notes”) and warrants to purchase 965,674 shares of Preferred Stock for $0.01 per share (“Warrants”). The Combination and the purchase of Notes and Warrants closed concurrently. The Notes and Warrants were issued to and are held of record by i-STTI. The Notes are convertible into 2,785,205 shares of Common Stock or Preferred Stock at the option of the holder, subject to adjustment upon the occurrence of certain events, and may be converted by the Issuer under certain circumstances. The source of funds for the purchase of Notes and Warrants was working capital of STT Comm.

Item 4. Purpose of Transaction

     The purpose of STT Comm exchanging the capital stock of i-STT for shares of Common Stock was to facilitate the Combination. The purpose of the Securities Purchase was to provide working capital to the combined company.

     Other than as described above and in Item 6 below, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). The Reporting Persons could in the future change their intentions with respect to any of such matters. Among other things the Reporting Persons could decide to purchase or sell additional equity securities of the Issuer.

Item 5. Interest in Securities of the Issuer

     i-STTI owns beneficially and of record 6,704,232 shares of Common Stock, representing 47.7% of the outstanding shares of Common Stock. The shares include 1,868,667 shares of Common Stock that may be acquired upon conversion of the Preferred Stock owned of record by i-STTI, 2,785,205 shares of Common Stock that may be acquired upon conversion of the Notes owned of record by i-STTI, and 965,674 shares of Common Stock that may be acquired upon the conversion of the Preferred Stock acquired upon the exercise of the Warrants owned of record by i-STTI. Because of the relationships described in Item 2 above, the Singapore Parent Entities may be deemed to beneficially own the shares owned of record by i-STTI. Temasek disclaims beneficial ownership of the shares owned beneficially and of record by i-STTI.

     In addition to the share amounts detailed in the preceding paragraph, Temasek may be deemed to beneficially own 11,718 additional shares of Common Stock, representing 0.1% of the outstanding Common Stock. The additional 11,718 shares of Common Stock are owned beneficially and of record by Temasek’s indirect, wholly-owned subsidiary, T.H. eVenture Pte Ltd.

     The calculation of the percentages in the foregoing paragraphs is based on the number of shares of Common Stock disclosed to STT Comm by the Issuer as outstanding as of December 31, 2002. Except as set forth in this Statement, to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons beneficially owns any other securities of the Issuer. There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     In connection with the execution of the Securities Purchase Agreement, the Issuer and STT Comm executed a registration rights agreement (the “Registration Rights Agreement”) whereby the Issuer would grant purchasers of securities under the Securities Purchase Agreement rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the Common Stock underlying the notes and warrants sold under the Securities Purchase Agreement.

     In connection with execution of the Combination Agreement, the Issuer, STT Comm and the Pihana Stockholders executed a governance agreement (the “Governance Agreement”) setting forth covenants and restrictions with respect to STT Comm and granting STT Comm and the Pihana Stockholders rights to cause the Issuer to register, under the Securities Act, the Common Stock issued to STT Comm and the Pihana Stockholders in connection with the Combination.

     In connection with the execution of the Governance Agreement, the Issuer amended and restated its bylaws (the “Bylaws”) to provide to the holders of Series A Preferred Stock certain rights to appoint members of the Issuer’s board of directors and the right to have those members of the Issuer’s board of directors appointed to committees of the Issuer’s board of directors. Pursuant to these Bylaw provisions, STT Comm nominated three persons to the Issuer’s board of directors, effective December 31, 2002.

     The descriptions of the Combination Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Governance Agreement and the Bylaws contained in this Statement are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 1, 2, 3, 4 and 5 to this Statement, respectively.

Item 7. Material to be Filed as Exhibits

1.	Combination Agreement, dated as of October 2, 2002, among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., STT Communications Ltd, i-STT Pte Ltd, Pihana Pacific, Inc. and Jane Dietze. (1)

2.	Securities Purchase Agreement, dated as of October 2, 2002, among Equinix, Inc., the subsidiaries of Equinix, Inc. that from time to time become Guarantors of Equinix, Inc.’s obligations under that Agreement, and the Purchasers named in Schedule 1 and Schedule 2 thereto. (2)

3.	Form of Registration Rights Agreement, by and among Equinix, Inc. and the Initial Purchasers named therein. (3)

4.	Form of Governance Agreement, by and among Equinix, Inc., STT Communications Ltd and the stockholders of Pihana Pacific, Inc. named in the signature pages thereto. (1)

5.	Form of Amended and Restated Bylaws of Equinix, Inc. (1)

6.	Joint Filing Agreement, dated January 3, 2003, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications, Ltd, and i-STT Investments Pte Ltd.

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equinix, Inc. with the Securities and Exchange Commission on October 9, 2002 (the “Form 8-K”).

(2)	Incorporated by reference to Exhibit 4.1 to the Form 8-K.

(3)	Incorporated by reference to Exhibit 4 to the Schedule 13D filed by STT Communications, Ltd with the Securities and Exchange Commission on October 11, 2002.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2002	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES PTE LTD

	By:	/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By:	/s/ Pek Siok Lan Name: Pek Siok Lan Title: Company Secretary

STT COMMUNICATIONS LTD

	By:	/s/ Pek Siok Lan Name: Pek Siok Lan Title: Company Secretary

i-STT INVESTMENTS PTE LTD

	By:	/s/ Tan Aye See Name: Tan Aye See Title: Company Secretary

EXHIBIT INDEX

1.	Combination Agreement, dated as of October 2, 2002, among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., STT Communications Ltd, i-STT Pte Ltd, Pihana Pacific, Inc. and Jane Dietze. (1)

2.	Securities Purchase Agreement, dated as of October 2, 2002, among Equinix, Inc., the subsidiaries of Equinix, Inc. that from time to time become Guarantors of Equinix, Inc.’s obligations under that Agreement, and the Purchasers named in Schedule 1 and Schedule 2 thereto. (2)

3.	Form of Registration Rights Agreement, by and among Equinix, Inc. and the Initial Purchasers named therein. (3)

4.	Form of Governance Agreement, by and among Equinix, Inc., STT Communications Ltd and the stockholders of Pihana Pacific, Inc. named in the signature pages thereto. (1)

5.	Form of Amended and Restated Bylaws of Equinix, Inc. (1)

6.	Joint Filing Agreement, dated January 3, 2003, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications, Ltd, and i-STT Investments Pte Ltd.

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equinix, Inc. with the Securities and Exchange Commission on October 9, 2002 (the “Form 8-K”).

(2)	Incorporated by reference to Exhibit 4.1 to the Form 8-K.

(3)	Incorporated by reference to Exhibit 4 to the Schedule 13D filed by STT Communications, Ltd with the Securities and Exchange Commission on October 11, 2002.

SCHEDULE A

     The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position at Temasek	Present Principal Occupation	Citizenship

S Dhanabalan DBS Building Tower One 46th Floor Singapore 068809 Chairman	Chairman, DBS Group Holdings Ltd	Singaporean

Kwa Chong Seng 1 Raffles Place, 38th Floor, OUB Centre Singapore 048616 Deputy Chairman	Chairman & Managing Director, ExxonMobil Asia Pacific Pte Ltd	Singaporean

Lim Siong Guan 100 High Street ,#09-01 Singapore 179434 Deputy Chairman	Permanent Secretary, Ministry of Finance	Singaporean

Sim Kee Boon 23 Church Street #15-01 Capital Square Singapore 049481 Director	Senior Advisor, Keppel Corporation Ltd	Singaporean

Fock Siew Wah DBS Building Tower One 46th Floor Singapore 068809 Director	Deputy Chairman, Fraser & Neave Ltd	Singaporean

Koh Boon Hwee 1 Kim Seng Promenade #10-06 Great World City East Tower Singapore 237994 Director	Chairman, Singapore Airlines	Singaporean

Kua Hong Pak 205 Braddell Road West Wing 2nd Floor Singapore 579701 Director	Managing Director & Group CEO, Delgro Corporation Ltd	Singaporean

Lim Chee Onn 23 Church Street #15-01 Capital Square Singapore 049481 Director	Chairman, Keppel Corporation Ltd	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Director	Executive Director, Temasek	Singaporean

Chua Su Li 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Secretary)	Secretary of Temasek	Singaporean

The following is a list of the executive officers and directors of STPL:

Name, Business Address and Position at STPL	Present Principal Occupation	Citizenship

Teo Ming Kian Economic Development Board 250 North Bridge Road #25-00 Raffles City Tower Singapore 179101 (Chairman)	Chairman, Economic Development Board of Singapore	Singaporean

Ho Ching Temasek Holdings (Private) Limited 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chairman)	Executive Director, Temasek Holdings (Private) Limited	Singaporean

Peter Seah Lim Huat Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, President & CEO)	President & CEO of STPL	Singaporean

Tay Siew Choon Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director, Managing Director and Chief Operating Officer)	Managing Director and Chief Operating Officer of STPL	Singaporean

Davinder Singh s/o Amar Singh Drew & Napier 20 Raffles Place #17-00 Ocean Towers Singapore 048620 (Director)	Managing Partner, Drew & Napier (a law firm)	Singaporean

Wong Kok Siew 9 Bishan Place #08-00 Junction 8 Singapore 579837 (Director)	Deputy Chairman and CEO, Sembcorp Industries Ltd.	Singaporean

Goh Geok Ling Tuas Power Ltd 111 Somerset Road #12-02 Singapore 238164	Director	Singaporean

(Director of STPL)

Ng Boon Yew 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Group Chief Financial Officer)	Group Chief Financial Officer of STPL	Singaporean

Gan Chee Yen 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director of Finance)	Director of Finance of STPL	Singaporean

Chua Su Li 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Secretary)	Secretary of STPL	Singaporean

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position at STT	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman & Director)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road, #10-11/17 Starhub Centre Singapore 229469 (President, CEO and Director)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director)	Corporate Advisor	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director)	Chairman, CSE Systems & Engineering Ltd	Singaporean

Tan Kok Quan 5 Shenton Way #29-00, UIC Building	Advocate and Solicitor Tan Kok Quan Partnership	Singaporean

Singapore 068808 (Director)

Tay Siew Choon 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director)	Managing Director and Chief Operating Officer, STPL and Dv Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Premod Paul Thomas 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director)	Director of Corporate Business & Treasury, STPL	Indian

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Secretary)	Vice President, Legal STT Comm and STT	Singaporean

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President)	Executive Vice President, STT Comm and STT	Singaporean

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice President, Business Development)	Senior Vice President, Business Development, STT Comm and STT	Singaporean

Jean F.H.P. Mandeville 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chief Financial Officer)	Chief Financial Officer, STT Comm and STT	Belgian

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position at STT Comm	Present Principal Occupation	Citizenship

Tan Guong Ching New Phoenix Park 28 Irrawaddy Road Singapore 329560 (Chairman & Director)	Permanent Secretary, Ministry of Home Affairs	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (President, CEO and Director)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director)	Corporate Advisor	Singaporean

Bertie Cheng Shao Shiong 51 Cuppage Road #10-11/17 Starhub Centre Singapore 229469 (Director)	Company Director	Singaporean

Lim Ming Seong 19A, Serangoon North Ave 5 3rd Floor, Avi-Tech Building Singapore 554859 (Director)	Chairman, CSE Systems and Engineering Ltd	Singaporean

Tan Kok Quan 5 Shenton Way #29-00, UIC Building Singapore 068808 (Director)	Advocate and Solicitor Tan Kok Quan Partnership	Singaporean

Premod Paul Thomas 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director)	Director of Corporate Business & Treasury, STPL	Indian

Tay Siew Choon 51 Cuppage Road #09-01 Starhub Centre Singapore 229469 (Director)	Managing Director and Chief Operating Officer, STPL and Dv Chairman/CEO, Green Dot Capital Pte Ltd	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Secretary)	Vice President, Legal STT Comm and STT	Singaporean

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President)	Executive Vice President, STT Comm and STT	Singaporean

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice President, Business Development)	Senior Vice President, Business Development, STT Comm and STT	Singaporean

Jean F.H.P. Mandeville 51 Cuppage Road	Chief Financial Officer, STT Comm and STT	Belgian

#10-11/17 StarHub Centre Singapore 229469 (Chief Financial Officer, STT Comm)

The following is a list of the executive officers and directors of i-STTI:

Name, Business Address and Position at i-STTI	Present Principal Occupation	Citizenship

Lee Theng Kiat 51 Cuppage Road, #10-11/17 Starhub Centre Singapore 229469 (Director)	President and CEO, STT and STT Comm	Singaporean

Sio Tat Hiang 51 Cuppage Road, #10-11/17 Starhub Centre Singapore 229469 (Director)	Executive VP, STT and STT Comm	Singaporean

Jean F.H.P. Mandeville 51 Cuppage Road, #10-11/17 Starhub Centre Singapore 229469 (Director)	CFO, STT and STT Comm	Belgian

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director)	Vice President, Legal STT Comm and STT	Singaporean

EXHIBIT 6

JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13D to which this agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: January 3, 2002	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES PTE LTD

	By:	/s/ Chua Su Li Name: Chua Su Li Title: Company Secretary

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By:	/s/ Pek Siok Lan Name: Pek Siok Lan Title: Company Secretary

STT COMMUNICATIONS LTD

	By:	/s/ Pek Siok Lan Name: Pek Siok Lan Title: Company Secretary

i-STT INVESTMENTS PTE LTD

	By:	/s/ Tan Aye See Name: Tan Aye See Title: Company Secretary